Exhibit 99.1
GMARKET SCHEDULES FIRST QUARTER 2009 RESULTS CONFERENCE CALL
Seoul, Korea, April 28, 2009 — Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today that it will hold a conference call with investors and analysts to discuss the Company’s first quarter 2009 results on Tuesday, April 28, 2009 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., April 29, 2009 in Seoul).
The news release announcing the first quarter 2009 results will be disseminated after the Nasdaq stock market closes on April 28, 2009 in New York.
Dial-in details for the conference call are as follows:
     US: +1.866.362.4829 or +1.617.597.5346
     Hong Kong: +852 3002 1672
     Singapore: +65 6823 2164
     U.K.: +44 207 365 8426
     Korea: +82 00 308 13 1153
     Password for all regions: Gmarket
A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
A replay of the call will be available beginning April 28 at 9:00 p.m. U.S. Eastern Time (10:00 a.m., April 29, 2009 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010 or +1 617 801 6888 with passcode 32560894 (telephone replay available through 10:59 a.m. on May 6, 2009 U.S. Eastern Time (11:59 p.m., May 6, 2009 in Seoul)).
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 20-F and 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:
Paul J. Lee	In the U.S.
Gmarket Inc.	Joseph Villalta
+82-2-3016-4372	The Ruth Group
plee@gmarket.co.kr	+1-646-536-7003
jvillalta@theruthgroup.com
The tender offer contemplated by the pending business combination transaction with eBay Inc. has not yet commenced. This communication is not an offer, a solicitation or a recommendation with respect to such tender offer. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. The Company intends to file a Schedule 14D-9 solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”) relating to this tender offer. The Company understands that eBay Inc. and eBay KTA (UK) Ltd. intend to file a Schedule TO tender offer statement with the SEC relating to this tender offer. Security holders and investors are urged to read carefully the tender offer statement (including the offer to purchase, a related letter of transmittal and certain other tender offer documents) and the Company’s solicitation/recommendation statement when they are available because they will contain important information about the tender offer and related transactions. Security holders and investors may obtain a free copy of Gmarket’s solicitation/recommendation statement when it becomes available, and other documents filed by the Company or eBay Inc. with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the Company’s solicitation/recommendation statement, when it becomes available, and other filings made with the SEC by the Company may also be obtained by directing a request to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.